Exhibit 99.1

Helport AI Reports First Half Fiscal Year 2025 Financial Results

First Half Fiscal Year 2025 Revenue up 13.1% to $16.4 Million Period over Period

Accelerating Enterprise AI Adoption Fuels Market Expansion, Unlocking New Opportunities in AI-Powered Customer Engagement

Management to Host Conference Call Today, March 31, 2025 at 4:30 PM ET

SINGAPORE and SAN DIEGO, CA – March 31, 2025 – Helport AI Limited (NASDAQ: HPAI) (“Helport AI” or the “Company”), an AI technology company serving enterprise clients with intelligent customer communication software and services, today announced financial results for the six months ended December 31, 2024.

First Half Fiscal Year 2025 Highlights

●	Average monthly subscribed seats were 6,469 for the six months ended December 31, 2024, representing an increase of 29.1% from 5,011 in the same period of 2023.

●	Revenue for the six months ended December 31, 2024, was $16.4 million, representing an increase of 13.1% from $14.5 million in the six months ended December 31, 2023, driven by increased enterprise adoption of AI-driven solutions.

●	Gross profit for the first half of fiscal year 2025 was $9.0 million, representing a decrease of 7.7% from $9.7 million in the first half of fiscal year 2024, as a result of continued investment in AI infrastructure and product innovation.

●	Net income was $1.1 million in the first half of fiscal year 2025, compared to $6.2 million in the first half of fiscal year 2024, representing a decrease of 82.9%, as a result of our increased investments in R&D, public company regulatory compliance costs, and global expansion expenses.

●	Net cash provided by operating activities was $3.9 million for the six months ended December 31, 2024, supporting business expansion and strategic initiatives.

●	As of December 31, 2024, there were 37,132,968 ordinary shares and 18,845,000 warrants issued and outstanding.

Subsequent Operational Milestones

●	As of December 2024, Helport AI Assist software is officially approved and available on Google Cloud Marketplace, allowing businesses across sectors to access Helport's AI-driven software.

●	Successful rollout of partnership with Google by delivering AI-driven software and services to one of its US west coast government accounts. First phase completed with further collaboration underway.

●	In December 2024, Helport AI formed a strategic partnership with a US wholesale mortgage lender to offer Helport AI Assist software to its network of over 100,000 loan officers nationwide.

●	Opened new office in the Philippines in January 2025, establishing a ‘Global Center of Excellence’ to drive artificial intelligence operations and service offerings in the business process outsourcing (BPO) industry. In less than three months, headcount has grown to more than 100 workers, reflecting strong demand from customers in the region.

●	Appointed Amy Fong as President, Director, and Interim Chief Financial Officer, bringing over 25 years of experience as a seasoned professional across multiple industries, including banking, private equity, management consulting, and the not-for-profit sector.

●	Progress in the debt collection space since January 2025, having secured partnerships with three consumer financing companies in Southeast Asia, two of which are publicly listed in the U.S.

●	Since February 2025, the Company has signed partnerships with seven U.S. insurance agencies to pilot Helport AI Assist software.

●	Company to host “Investor/Analyst Day” at its North America HQ in San Diego in Q2 of 2025.

Outlook for Second Half Fiscal Year 2025 & Beyond:

●	Revenue Growth: Accelerating revenue materialization from a robust pipeline of customers in our core sectors of insurance, mortgage sales, BPO call centers, consumer financing, and government services. Driving further expansion in the U.S. and Southeast Asia through enterprise partnerships and focused execution in these core industries.

●	Profitability & Cost Optimization: Improving AI training efficiency and cloud infrastructure to enhance margins over time.

●	AI+BPO Monetization: Expanding in-house AI + human service delivery model to facilitate new customer acquisition and rapid proof of concept. Leveraging this software plus service offering to efficiently scale user base and revenue generation across global markets.

●	Continued R&D Innovation: Investing in AI capabilities, including voice cloning, multilingual automation, and industry-specific integrations.

Management Commentary

“The first half of fiscal year 2025 delivered revenue growth of 13.1%, which was driven by continued enterprise adoption of AI-powered software, technology improvements, and the scaling of our international sales and operations teams,” said Guanghai Li, Chief Executive Officer of Helport AI. “During this time, we made significant investments in product development, cloud infrastructure, and international expansion, which temporarily impacted gross margins and profitability. However, we believe that these investments are essential to scaling our platform and expanding into new markets, and we maintained profitability despite these investments. Moreover, we have seen our enterprise customers increasingly leverage our AI-powered BPO solutions to drive cost efficiencies and improve customer engagement, helping differentiate ourselves as a market leader in the AI-driven customer contact space.”

“On the technology front, our products are now comprehensively integrated with large language models (LLMs), which has been shown to enhance their ability to digest raw, unstructured information and provide smart, domain-specific applications for our growing customer base. We have also built new industry-specific knowledge bases, achieving major milestones for the Company across key sectors. Demonstrating this ability to penetrate new industries where we see vast growth potential, we have partnered with U.S.-based LendSure Mortgage Corp. (“LendSure”), a wholesale lender with a network of over 100,000 loan officers, as well as with seven insurance agencies across multiple US states. These scalable seeds represent early traction across multiple industry sectors, each of which represents significant market opportunities.”

“Operationally, we continued to make strategic investments in our team and infrastructure to strengthen and expand our capabilities and global reach. We have established offices in the Philippines and the U.S. and are in the process of opening additional offices in North America and Southeast Asia to execute on both existing and potential demand in these regions. We also welcomed Amy Fong as President, Director, and Interim CFO. Amy is a seasoned executive who is now overseeing our finance functions, leading strategy across capital markets, partner and customer development, and global operations.”

“Looking ahead to the second half of fiscal year 2025, we are building on our foundation and doubling down on strategic initiatives to accelerate revenue growth and enhance profitability. We are deepening penetration in what we anticipate will be high-growth markets, specifically North America and Southeast Asia. As demonstrated with our recent customer acquisitions across mortgage, insurance, and debt collection, we are tailoring our AI-powered solutions for industry-specific needs, aiming to expand adoption among BPOs, financial services, and public sector industries. We are driving monetization and acceleration of our AI+BPO offering, which has seen noteworthy demand in new segments such as consumer financing, which we expect will allow us to capture greater market share in AI-driven customer engagement solutions.”

“We will continue to prioritize R&D investments and building next-generation AI products that further differentiate Helport AI in the market. We are also focusing on cost efficiencies, including optimizing AI training costs and cloud infrastructure, and improving unit economics per deployment, to strengthen profitability and deliver long-term value to our shareholders,” concluded Li.

Financial Review for the Six Months Ended December 31, 2024 and 2023

Revenue

During the six months ended December 31, 2024 and 2023, all of our revenue was derived from AI services. Revenue increased by approximately US$1.9 million, or 13.1%, from US$14.5 million for the six months ended December 31, 2023 to US$16.4 million for the six months ended December 31, 2024. The increase was primarily attributable to the average monthly subscribed seats, which grew from 5,011 for the six months ended December 31, 2023 to 6,469 for the six months ended December 31, 2024. The growth was driven by (i) our efforts in continuous optimization and development in our service offerings and software platform, (ii) our abilities to improve overall cost performance for customers in their business management process, and (iii) the growing demand for AI software in the professional technology services market. During the first half of FY2025, the Company entered the U.S. market and secured several customers, demonstrating initial business traction and expansion potential.

Cost of Revenue

Cost of revenue primarily consists of amortization of software, payments to a third-party service provider for outsourced operations, as well as cloud infrastructure costs. Cost of revenue related to AI services increased by approximately US$2.6 million, or 55.2%, from US$4.8 million for the six months ended December 31, 2023 to US$7.4 million for the six months ended December 31, 2024, mainly due to the corresponding rise in outsourced operation costs as revenue increased. The growth rate of cost of revenue is proportionally higher than that of revenue, primarily due to investments required to serve new markets and customers. These investments enable us to enhance our product and service offerings with differentiated, competitive technology—particularly through the development of industry-specific application scenarios. These tailored solutions are essential for entering new sectors such as insurance, mortgage sales, and government services, as well as for localizing our platform to meet the regulatory and operational demands of new geographic regions like North America and Southeast Asia.

Gross Profit

As a result of the foregoing, we recorded gross profit of US$9.0 million and US$9.7 million for the six months ended December 31, 2024 and 2023, respectively. This reduction of gross profit margin from 67.0% to 54.6% is the result of the aforementioned elevated amortization costs from software R&D, increased outsourcing operation fees, and expanded cloud infrastructure, which we believe are necessary for our future growth and profitability.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 953.0% from US$50,214 for the six months ended December 31, 2023 to US$528,746 for the six months ended December 31, 2024, which was mainly due to (i) the increase of payroll expenses of US$303,050, primarily driven by the establishment and ramp-up of dedicated sales and marketing teams in our U.S. subsidiary; and (ii) the increase of share-based compensation expense of US$121,800, resulting from share grants under the Company’s 2024 Equity Incentive Plan. The U.S. team expansion is part of our broader international growth strategy, aimed at strengthening our presence in North America—a key strategic market. As part of this effort, we significantly expanded our U.S. office presence, increasing headcount to support go-to-market execution, client onboarding, business development, and marketing in the region. In February 2024, we established the U.S. team, and by December 2024, it had expanded to twenty-two staff, among whom eight were engaged in selling and marketing activities.

General and Administrative Expenses

Our general and administrative expenses increased by 125.2% from US$2.0 million for the six months ended December 31, 2023 to US$4.6 million for the six months ended December 31, 2024, which was primarily attributable to: (i) an increase of US$1.5 million in professional service fees such as advisory fees, audit fees and legal fees for overseas listing; (ii) an increase of US$0.4 million in insurance expenses; (iii) an increase of US$0.2 million in payroll expenses resulting from the expansion of the management team’s headcount; and (iv) an increase of US$0.2 million in withholding tax incurred from 10% withholding tax on AI services provided to our customers in China.

Research and Development Expenses

Our research and development expenses increased by US$1.3 million from US$78.8 thousand for the six months ended December 31, 2023 to US$1.4 million for the six months ended December 31, 2024. The increase was attributable to an additional US$0.8 million in AI training service fees and US$0.3 million in product development fees incurred during the six months ended December 31, 2024, allowing us to better differentiate and diversify our product and services offerings with competitive technologies, especially as they relate to the development of industry-specific application scenarios.

Financial Expenses, net

Our financial expenses, net increased from US$19,162 for the six months ended December 31, 2023 to US$312,437 for the six months ended December 31, 2024, primarily due to an increase in foreign exchange loss of US$266,669 and the increase in interest expenses accrued for convertible promissory notes and the loan from a third party of US$22,139.

Income Tax Expenses

As a result of our operating income position for the six months ended December 31, 2024 and 2023, we incurred income tax expenses of US$0.7 million and US$1.3 million for the six months ended December 31, 2024 and 2023, respectively.

Net Income

As a result of the foregoing, our net income decreased by US$5.1 million, or 82.9%, from US$6.2 million for the six months ended December 31, 2023 to US$1.1 million for the six months ended December 31, 2024. The decrease in net income was mainly due to a US$2.6 million increase in general and administrative expenses, a US$1.4 million increase in research and development expenses, and a US$0.7 million decrease in gross profit.

Liquidity and Capital Resources

Cash was $0.9 million as of December 31, 2024, as compared to $0.1 million on December 31, 2023. We had a positive working capital of $7.6 million and $10.6 million as of December 31, 2024 and June 30, 2024, respectively. Our liquidity is based on our ability to enhance our operating cash flow position and obtain financing from equity and debt investors to fund our general operations and capital expenditure. Our ability to further enhance our liquidity depends on management’s ability to execute our business plan successfully, which includes optimizing accounts receivable collection and striking a balance between revenue growth and investments in R&D activities.

Use of Non-GAAP Financial Measures

We consider adjusted net income, a non-GAAP financial measure, as a supplemental measure to review and assess our operating performance. We define adjusted net income for a specific period as net income in the same period excluding share-based compensation expenses and changes in fair value of warrant liabilities.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Accordingly, we believe that adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net income and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. We also believe that the use of the non-GAAP financial measure facilitates investors’ assessment of our operating performance, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

The non-GAAP financial measure should not be considered in isolation from or construed as an alternative to its most directly comparable financial measure prepared in accordance with GAAP. Investors are encouraged to review the historical non-GAAP financial measure in reconciliation to its most directly comparable GAAP financial measure. As the non-GAAP financial measure has material limitations as an analytical metric and may not be calculated in the same manner by all companies, such measure may not be comparable to other similarly titled measure used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measure as a substitute for, or superior to, its most directly comparable financial measure prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net income for the periods indicated to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income.

	For the six months ended December 31,
	2024	2023
Net income	$1,066,894	$6,243,606
Add:
Share-based compensation expenses	223,933	-
Change in fair value of warrant liabilities	336,136	-
Total	$1,626,963	$6,243,606

First Half Fiscal Year 2025 Financial Results Conference Call

Guanghai Li, Chief Executive Officer, and Amy Fong, President and Interim Chief Financial Officer, will host the conference call, followed by a question-and-answer session. The conference call will be accompanied by a presentation, which can be viewed during the webcast or accessed via the investor relations section of the Company’s website here.

To access the call, please use the following information:

Date:	Monday, March 31, 2025
Time:	4:30 p.m. Eastern Time, 1:30 p.m. Pacific Time
Toll-free dial-in number:	1-800-274-8461
International dial-in number:	1-203-518-9814
Conference ID (Required for Entry):	HELPORT

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact MZ Group at 1-949-491-8235.

The conference call will be broadcast live and available for replay at https://viavid.webcasts.com/starthere.jsp?ei=1712485&tp_key=f52524cadf and via the investor relations section of the Company's website here.

A replay of the webcast will be available after 9:30 p.m. Eastern Time through July 1, 2025.

Toll-free replay number:	1-844-512-2921
International replay number:	1-412-317-6671
Replay ID:	11158521

About Helport AI Limited

We are a global AI technology company serving enterprise clients with intelligent customer communication software and services. Our proprietary software offering, Helport AI Assist (“AI Assist”), is a real-time, AI-driven “co-pilot” providing intelligent guidance for customer contact professionals across business settings. In addition, we provide AI+BPO (Business Process Outsourcing) services to facilitate customer engagement, helping clients grow sales, improve customer service, and reduce operational costs.

Forward-Looking Statement

Certain statements in this announcement are forward-looking statements, including, but not limited to, HPAI’s business plan and outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on HPAI’s current expectations and projections about future events that HPAI believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions, although not all forward-looking statements contain these identifying words. HPAI undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although HPAI believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and HPAI cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in HPAI’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Helport AI Limited

Ethan Devine

Investor Relations Director

Email: ethan.devine@helport.ai

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